Exhibit 99.12

TOTAL
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La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 46 99
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Gulf of Mexico: Total transfers its interests in Virgo and Matterhorn to
W&T Offshore, Inc.
Paris, April 8, 2010 - Total E&P USA, Inc., a wholly-owned subsidiary of Total S.A., announces the transfer of its interests in three federal offshore lease blocks in the Gulf of Mexico to W&T Offshore, Inc., effective January 1, 2010. Under the terms of the agreement, W&T Offshore, Inc. will receive Total’s 64% interest in Viosca Knoll Blocks 822 and 823 (Virgo) and 100% interest in Mississippi Canyon Block 243 (Matterhorn).
Virgo gas field was discovered in 1997 and started producing in 1999. Located in the continental shelf in a water depth of 345 meters, Virgo reached an average production of approximately 2,000 barrels of oil equivalent per day (boe/d) at year-end 2009.
The Matterhorn oil and gas field was discovered in 1999 in a water depth of 850 metres. Production started in 2003 and reached an average production of about 5,000 (boe/d) at year-end 2009.
In selling these non-strategic assets, Total finalises the reorganisation of its activities in the Gulf of Mexico, focusing on areas of growth in the deep offshore.
Total Exploration and Production in the Gulf of Mexico
At year-end 2009, the Group’s production in the Gulf of Mexico amounted to approximately 30,000 boe/d, with the majority produced by Tahiti.
In May 2009, the Tahiti deepwater field, operated by Chevron and in which Total holds a 17% interest, started producing. Tahiti is one of the largest fields in the Gulf of Mexico and has rapidly reached the plateau daily production of approximately
125,000 barrels of crude oil and 70 million cubic feet of natural gas.
Furthermore, the Group is committed to developing the first phase of the Chinook project, operated by Petrobras and in which Total holds a 33.33% interest, with a production test scheduled for July 2010.
Finally, Total entered into an alliance with Cobalt International in the spring of 2009 for the joint exploration of 214 deep offshore blocks in the Gulf of Mexico.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com